

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2020

D. Anthony Scaglione
Chief Financial Officer
The ODP Corporation
6600 North Military Trail
Boca Raton, FL 33496

       Re: The ODP Corporation
           Form 10-K for the Fiscal Year Ended December 28, 2019
           Filed February 26, 2020
           File No. 001-10948

Dear Mr. Scaglione:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Trade & Services

cc: Lorna Simms